02 APR -9 AM 9:27

Selfridges plc

Our Ref. 50005

02028617

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
U S A

27th March 2002

PROCESSED
MAY 0 1 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs

Re: Selfridges File No: 82-4818

Please find enclosed copies of a recent announcements made to the London Stock Exchange on 20th and 25th March 2002.

Yours faithfully

Ann Shrimpton
Company Secretary's Office

Encs.

dw 4/25

\Stock Exchange\sec.let.27.3.02

SEC Copy

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Announcement Details

Company	Headline	Embargo	Last Upda
Selfridges PLC	Holding(s) in Company		16:37 20 Mar

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Selfridges plc

2) Name of shareholder having a major interest

Schroder Investment Management Limited

in respect of its interest as investment managers and as parent company of Schr Trusts Limited and any interest that company has and on behalf of Schroders plc company of Schroder Investment Management Limited.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited - 2,591,624

Schroder Nominees Limited - 8,333,124

BT Globenet Nominees Limited A/C 6B - 1,200,000

Chase Manhattan Bank - 359,400

Chase Nominees Limited - 634,400

HSBC Global Custody Nominee (UK) Ltd - 406,986

HSBC Global Custody Nominee (UK) Ltd A/C 771401 - 26,000

MSS Nominees Limited A/C 809797 - 260,119

MSS Nominees Limited A/C 809803 - 66,815

MSS Nominees Limited A/C 809955 - 198,000

MSS Nominees Limited A/C 831286 - 1,443,621

MSS Nominees Limited A/C 759371 - 99,400

Nortrust Nominees Limited - 999,500

Network Nominees (six) Limited - 1,141,877

Nortrust Nominees Limited A/C SRC13 - 70,000

Nutraco Nominees Limited - 45,000

Nutraco Nominees Limited A/C GWPPMPS - 100,000

RBSTB Nominess Ltd - 156,600

RBSTB Nominees Ltd A/C SUNPEN - 7,300

RBSTB Nominees Ltd A/C AAUKPS - 136,000

RBSTB Nominees Ltd A/C ESPSBEB - 233,000

Royal Bank of Scotland - 15,400

5) Number of shares/amount of stock acquired

Not Known

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary Shares of 25p each

10) Date of transaction

Not Known

11) Date company informed

20th March 2002

12) Total holding following this notification

18,524,166

13) Total percentage holding of issued class following this notification

12.06%

14) Any additional information

15) Name of contact and telephone number for queries

Alan Camplin-Smith - 020 7318 3018

16) Name and signature of authorised company official responsible for making this notification

Alan Camplin-Smith, Secretary

Date of notification 20th March 2002

END

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Announcement Submitted

Your RNS announcement has been successfully submitted but will not be released before the service resumes at 07:00:00. Servi hours are between 07:00:00 and 18:30:00. The announcement details are reproduced below for your information:

Company Name	Selfridges PLC
Category	Miscellaneous (add headline)
Headline	Preliminary Results
Release Instructions	Embargoed for 07:00 21 Mar 2002
Related Company Information	None
Contact Name	Alan Camplin-Smith
Contact Telephone No	07767 435602

The RNS number for the announcement is 3299T.

Announcement 3299T will now appear in your Status List.

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21 March 2002

Selfridges plc
Preliminary Results for the 52 weeks ended 2 February 2002

HIGHLIGHTS

- Record sales and trading profit
- Improved own bought gross margin
- Reduction in central costs
- Strong cash generation
- 47% increase in retail space in next 18 months from new store openings
  - Manchester Central, September 2002
  - Birmingham, autumn 2003
- Plans submitted for Oxford Street development
- New logistics facility fully operational and working smoothly

RESULTS

- Sales up *4.1% at £402.2m
- Profit before tax and exceptional costs up *16.2% at £44.5m
- Adjusted earnings per share at 20.4p
- Final dividend up 17.5% at 4.7p per share
- Trafford Centre almost doubles its contribution to £6.8m
- Current trading – sales up 6% in the first 6 weeks of current year

*compared to 52 weeks last year

Commenting on the results, Alun Cathcart, Chairman, said:

"Selfridges has again delivered strong growth in trading profits. Our business reacted swiftly to the events of 11 September, and whilst footfall was clearly affected in Oxford Street the stock position was well managed.

"The Trafford Centre store continues to make enormous progress in its fourth year of trading. Its tremendous success gives us considerable confidence in our multi-site strategy as we open stores in 2 of the top 4 of the largest city centres in the UK, Manchester and Birmingham, in the next 18 months. We are particularly excited by this aspect of our strategy, which brings a completely new shopping experience outside of London and will drive significant long term earnings growth for our shareholders.

"We have made a good start to the current financial year. It is difficult to predict the outcome for this year, but these results and the opening of two new stores in the next 18 months position Selfridges for exciting and dramatic growth. "

- ENDS -

There will be a presentation for analysts at 10.30(GMT) on Thursday 21 March 2002 at: The Lincoln Centre, 18 Lincoln's Inn Fields, WC2A 3ED

Enquiries:

Selfridges:	
Vittorio Radice, Chief Executive	020 7318 3001
Peter Williams, Finance Director	020 7318 3200
Brunswick:	
Susan Gilchrist	020 7404 5959
William Cullum	020 7404 5959
Nina Richmond	020 7404 5959

Overview of results

- **Summary**

Sales in the 52 weeks to 2 February 2002 were £402.2 million (2000/2001 52 weeks - £386.2 million), an increase of 4.1%. Overall, trading profit before exceptional costs increased by 11.8% to £44.6 million reflecting our continued focus on margins and reduction in central costs.

Profit before tax and exceptional costs increased by 16.2% to £44.5 million (2000/2001 52 weeks - £38.3 million) after an interest charge of £0.1 million (2000/2001 52 weeks - £1.6 million).

During the year exceptional one-off costs of £4.9 million (2000/2001 – nil) were incurred associated with the relocation and outsourcing of our logistics function from Paddington to Solihull, in line with the development of our multi-site strategy. The new facility is now fully operational and is working smoothly.

During 2002 we will incur approximately £3 million of one-off exceptional pre-opening costs for our new store in the centre of Manchester.

Profit before tax increased by 3.4% to £39.6 million (2000/2001 52 weeks - £38.3 million).

The effective tax rate has returned to normal levels of 30% (2000/2001 – 19%) principally due to the completion of the write back of Advance Corporation Tax, previously written off. Consequently, adjusted earnings per share were unchanged at 20.4 pence (2000/2001 52 weeks – 20.4p).

	2001/2002 52 weeks £m	2000/2001 52 weeks £m	52 week change %	2000/2001 53 weeks £m
Sales	402.2	386.2	+4.1	392.1
Trading profit before exceptional costs	44.6	39.9	+11.8	40.2
Profit before tax and exceptional costs	44.5	38.3	+16.2	38.6
Adjusted earnings per share	20.4p	20.4p	-	20.5p
Dividend per share	7.0p	6.0p	+16.7	6.0p

Capital expenditure during the year amounted to £23.3 million (2000/2001 - £14.2 million) as we continued to improve both of the existing stores and began the investment in Manchester Central and Birmingham. Stock levels increased by 8%, due to earlier deliveries of spring/summer merchandise.

Cash inflow after financing was £18.3 million and, as a result, at 2 February 2002 net cash was £17.9 million (3 February 2001 – net debt of £0.4 million).

- **Oxford Street**

	2001/2002 52 weeks £m	2000/2001 52 weeks £m	52 week change %	2000/2001 53 weeks £m
Sales	348.0	341.4	+1.9	346.6
Contribution	67.9	68.5	-0.9	69.5

Sales in the first five weeks of the second half were up 4%. However the events of 11 September, and the subsequent effects of a reduction in tourists on footfall in Oxford Street, resulted in a 0.3% sales decline in the second half to provide an overall like for like increase of 1.9%.

The larger merchandise groups recorded sales increases, with Cosmetics up 2%, Menswear up 5% and Womenswear up 5%. Food and Catering (down 2%) suffered from the reduction in footfall in the second half and refurbishments in the first half. Leisure (up 4%) benefited from the major refurbishment of the Technology Hall, as we continued our emphasis on improving the Oxford Street retail environment. Childrenswear (down 12%) had reduced space in the second half and ranges were rationalised prior to its relocation in 2002.

Due to the improvements to the technology offer, the proportion of concession sales in Oxford Street increased to 47.5% at a margin of 24.9%.

Following the sales shortfall in the autumn, swift action was taken in the Winter Sale and clearance periods to ensure surplus stocks were eliminated. Despite the additional markdown, our strategy of strong inventory control throughout the year and reduced stock losses enabled own bought margin to be maintained at last year's level of 46.9% of sales.

Store expenses continue to be controlled very tightly and increased year on year by 1%, despite a 22% increase in the Uniform Business Rate.

The insurance market is imposing a significant rise in premiums for property damage and business interruption following 11 September. The Oxford Street store is the cornerstone of our business and has always been fully insured. The insurance cover for property damage and business interruption was renewed at the beginning of February 2002 at a cost of £1.9 million, an increase of £1.5 million.

Despite the external factors experienced during the period, the contribution for the year of £67.9 million was within £0.6 million of the previous year's result.

- **Trafford Centre**

	2001/2002 52 weeks £m	2000/2001 52 weeks £m	52 week change %	2000/2001 53 weeks £m
Sales	52.6	42.8	+22.9	43.5
Contribution	6.8	3.5	+94.3	3.6

On sales of £52.6 million, the Trafford Centre store achieved a contribution of £6.8 million, equivalent to 13% of sales, and virtually double the previous year. Our original investment in this store was approximately £20 million. The sales density is now £365 per square foot, excluding VAT, which compares very favourably with other department stores outside London.

Every merchandise group recorded significant increases for the third year in a row. Cosmetics (up 23%), Menswear (up 31%) and Womenswear (up 28%) demonstrate the strength of our core merchandise offers. Footfall into the store continues to increase, with Food and Catering up 12%. Improvements to Childrenswear during the year resulted in a 32% sales increase. Interiors also benefited from the increasing popularity of the store, with a 14% sales increase.

Own bought margins improved significantly for the third consecutive year: this year saw a 1.3% improvement to 44.6%. The concession rate also increased from 24.6% to 25.4% and these brands now account for 44.1% of sales. The 23% sales increase was achieved with an increase in store expenses of only 4%.

We are targeting the store to achieve a sales density of £400 per square foot, excluding VAT, within the next year.

- **Hotel**

	2001/2002 52 weeks £m	2000/2001 52 weeks £m	52 week change %	2000/2001 53 weeks £m
Sales & contribution	1.6	2.0	-20.0	2.0

As was to be expected, the rental income from the Selfridge Hotel declined due to fewer tourists in London as a result of both the foot and mouth epidemic in the first half and the concerns following 11 September in the second half.

- **Central Costs**

	2001/2002 52 weeks £m	2000/2001 52 weeks £m	52 week change %	2000/2001 53 weeks £m
Total costs	31.7	34.1	-7.0	34.9

Central costs were reduced by 7% as we continue to realise efficiency savings and maintain our strong cost culture throughout the business.

- **Pensions**

We continue to account for pensions in accordance with the current accounting standard SSAP 24. The financial results for the last three years have reflected a £0.8 million credit in accordance with SSAP 24.

The actuarial estimate as at 2 February 2002, prepared in accordance with FRS 17, shows that the pension fund assets of £118.7 million are in line with the liabilities of £118.5 million. The next full independent valuation of the final salary scheme will be as at 6 April 2002. In view of the formal valuation this year and to assist the understanding of our results for the future, we plan to adopt FRS 17 in full during the financial year ending 1 February 2003. On current estimates the regular cost of pensions, in accordance with the assumptions of FRS 17, is £2.8 million.

- **Dividend**

Subject to the approval of our shareholders, a final dividend of 4.7 pence per share will be paid on 31 May 2002 to shareholders on the Register on 17 May 2002 giving a total dividend for the year of 7.0 pence, an increase of 16.7% over the dividend for 2000/2001.

- **Balance Sheet**

Fixed Assets include the full cost of £25 million for the purchase of the long leasehold interest in our Manchester Central store.

Despite the additional capital expenditure, net cash at 2 February 2002 was £17.9 million (3 February 2001 – net debt £0.4 million) due to strong profit growth.

Current Trading

Sales at our Oxford Street store for the first 6 weeks of the new financial year are 4% above last year and, for the same period, sales at our Trafford Centre store are 21% above last year.

Whilst it is too early to predict the outcome for the year, the good start from both stores gives us confidence about the prospects for the business as we continue to implement our multi-site strategy with the opening of two new stores outside London in the next 18 months.

A trading update will be given at the AGM on 16 May 2002.

Strategic Progress

The year 2001 provided further demonstration that Selfridges is fulfilling the strategic objectives we have set out to achieve:

- **Reinforcing Selfridges as a special destination store**

We have achieved genuine differentiation from other retailers by creating a unique and contemporary shopping environment to attract and maintain our brand proposition. We currently have a portfolio of 3000 exciting brands, offering everything from designer fashions to select coffees, from international cosmetics to alternative therapies, from hardbacks to software.

We continue to refurbish both stores to develop and enhance the retail offer. In Oxford Street the main projects completed were:

- the re-launch of the Technology and Music Hall on the lower ground floor which includes selling plasma screens, DJ equipment, musical instruments, in-car hi fi and a comprehensive music and video offer from HMV;
- the new Lingerie section on the third floor; and
- the Ladies' Accessories Hall on the ground floor, which brings together the world's most famous brands with contemporary ideas straight off the catwalk.

We will continue to develop the offer this year when we will open:

- a new children's zone, complete with 'kids supermarket' on the third floor;
- a distinctive and more comprehensive new Sports area, on the first floor, offering products across a wide range of sports including golf, mountain biking and fishing; and
- a remodelled Spirit area, including the introduction of Top Shop.

At the Trafford Centre, we opened a new men's contemporary department in June.

- **Development of our multi-site strategy**

The continued success of our Trafford Centre store has given us further confidence for our new Manchester Central store, due to open this September.

We are particularly excited about the opening of Manchester Central, as it will see a number of brands sold outside Central London for the first time in dedicated areas, including Louis Vuitton, Fendi, Dolce & Gabbana and Tods. We are aiming for a sales density target of £300 per square foot, excluding VAT, within 2 years of opening.

Manchester Central and Trafford Centre are leading destination shopping centres in their own right. The CACI Retail Footprint Ranking of major retail locations shows Manchester City Centre in 4th position, while the Trafford Centre is in 16th position. We look forward to expanding our unique retail offer in the north west.

Our experience with the Trafford Centre over the last four years has indicated that the type of consumers who shop in the Trafford Centre are, on average, younger and less formal than those who shop in the City Centre. We have adjusted, and will continue to adjust, our product mix accordingly to meet these different demands.

The Manchester Central store will have 120,000 square feet of selling space over five floors comprising:

- Lower ground: Food and Everyday Shopping
- Ground: Cosmetics and Accessories
- First: Menswear
- Second: Womenswear
- Third: Technology and young fashion

Having received planning consent for 200,000 square feet of selling space for our new Birmingham store, due to open in autumn 2003, the project is making excellent progress, with construction now well advanced.

These two stores, which will be fully operational within the next 18 months, will increase the selling space of the business by 47%. We are aware of, and prepared for, the tremendous challenge in preparing our business for this level of expansion in the short term.

Leeds, Newcastle, Glasgow and Bristol are priority targets for new openings. These key city locations are the theatres in which Selfridges can best develop its distinctive retailing style.

- **Improving operating efficiency**

A milestone this year was the opening of our new Distribution Centre in Solihull in November 2001. The move from Paddington reflected our focus on the development of our multi-site strategy.

The transition of warehousing and distribution operations has been carried out smoothly. The process is outsourced to our specialist partner, Exel, and will use the most advanced systems available to reduce supply chain costs.

In addition to the installation of a new Warehouse Management System for the new logistics facility, we successfully upgraded our Buying and Merchandising System to the latest version supplied by the software provider, Retek.

- **Oxford Street Development**

Detailed plans were drawn up in 2001 for the major redevelopment of the northern part of our Oxford Street site. We are continuing the detailed negotiations with the City of Westminster and our hope is that planning permission for this visionary scheme will be granted in mid-2002. Construction work for the new buildings, designed by Foster and Partners, would then start in mid-2003 and continue for four years, culminating in a globally acclaimed retail, leisure and commercial centre.

We have begun the process of finding an hotel operator.

- **Customer Service**

Our Tokyo Life event was a great success in increasing footfall and giving our customers a unique experience. This year we are hosting 'Bollywood' which will feature the glamour and lifestyle of Indian celebrities.

Our management and staff are selected, trained and developed to excel in this innovative and creative environment. Their skills and experience are now being replicated in each new expansion of our business, and in the task of ensuring that we adhere to our strategy and vision of highly differentiated retailing. They have been enormously successful so far, and we want to thank everybody for another fantastic year.

Selfridges plc
Consolidated profit and loss account

		52 weeks to 2 February 2002			53 weeks to 3 February 2001 Restated
	Notes	Before Exceptional Items £m	Exceptiona l Items £m	**Total £m**	**£m**
Turnover	2	402.2	-	**402.2**	392.1
Trading profit	3	44.6	(4.9)	**39.7**	40.2
Interest	4	(0.1)	-	**(0.1)**	(1.6)
Profit before taxation		44.5	(4.9)	**39.6**	38.6
Taxation	5	(13.3)	1.5	**(11.8)**	(7.2)
Profit attributable to shareholders		31.2	(3.4)	**27.8**	31.4
Dividends	6	(10.7)	-	**(10.7)**	(9.2)
Retained profit transferred to reserves		20.5	(3.4)	**17.1**	22.2
Earnings per share	7				
Basic				**18.2p**	20.5p
Fully diluted				**18.2p**	20.5p
Adjusted				**20.4p**	20.5p

Consolidated statement of total recognised gains and losses

	52 weeks to 2 February 2002 £m	53 weeks to 3 February 2002 Restated £m
Profit on ordinary activities after taxation	**27.8**	31.4
Surplus on revaluation of property	**-**	31.9
Total recognised gains and losses relating to the period	**27.8**	63.3
Prior year adjustment (note 1)	**(12.2)**	-
Total recognised gains and losses relating to the period	**15.6**	63.3

Selfridges plc
Consolidated balance sheet

	At 2 February 2002 £m	At 3 February 2001 Restated £m
Fixed assets		
Tangible assets	**465.8**	438.3
Current assets		
Stock	**23.2**	21.4
Debtors	**14.3**	15.3
Cash at bank and in hand	**20.4**	3.2
	57.9	39.9
Creditors (due within one year)		
Funding debt including bank overdrafts	**(2.5)**	(3.6)
Trade and other creditors	**(74.2)**	(50.0)
	(76.7)	(53.6)
Net current liabilities	**(18.8)**	(13.7)
Total assets less current liabilities	**447.0**	424.6
Creditors (due after one year)		
Accruals and deferred income	**(6.0)**	(2.7)
Provision for liabilities and charges	**(13.6)**	(13.7)
Net assets	**427.4**	408.2
Equity Shareholders' funds	**427.4**	408.2

Selfridges plc
Consolidated cash flow statement

	Notes	52 weeks to 2 February 2002 £m	53 weeks to 3 February 2001 £m
Net cash inflow from operating activities	8	**58.4**	63.6
Returns on investment and servicing of finance			
Net interest paid to third parties		**(0.1)**	(1.6)
Taxation paid		**(7.7)**	(4.8)
Capital expenditure and financial investment		**(23.3)**	(14.2)
Equity dividends paid		**(9.6)**	(8.3)
Financing – Issue of ordinary shares		**0.6**	-
Increase in cash in the period		**18.3**	34.7
Net cash/(debt) at start of year		**(0.4)**	(35.1)
Increase in cash		**18.3**	34.7
Net cash/(debt) at end of the year		**17.9**	(0.4)
Comprising			
Cash at bank and in hand		**20.4**	3.2
Bank overdraft		**(2.5)**	(3.6)
		17.9	(0.4)

Selfridges plc
Notes to the accounts

1. Accounting policies

Basis of preparation

The financial statements have been prepared under the historical cost convention as modified by the revaluation of the Oxford Street freehold and in accordance with all applicable accounting standards.

Financial Reporting Standard ("FRS") 19 'Deferred Tax' has been adopted with effect from 4 February 2001. FRS 19 requires that full provision is made for deferred taxation on all timing differences and replaces the previous partial provisioning policy. Accordingly the change in policy has been dealt with as a prior year adjustment and comparatives have been restated.

This preliminary results announcement, approved by the Board of Directors and agreed with the Company's auditors on 20 March 2002, does not constitute the audited statutory accounts within the meaning of Section 240 of the Companies Act 1985.

2. Turnover

Turnover includes sales of merchandise and services including the gross value of concession sales but excludes Value Added Tax.

	52 weeks to 2 February 2002 £m	53 weeks to 3 February 2001 £m
Turnover comprises:		
Oxford Street	**348.0**	346.6
Trafford Centre	**52.6**	43.5
Hotel	**1.6**	2.0
Total	**402.2**	392.1

3. Trading profit

Trading profit for the 52 weeks to 2 February 2002 includes a SSAP 24 pension credit of £0.8 million (2000/01 - £0.8 million) relating to the Selfridges Pension Scheme.

Exceptional costs of £4.9 million incurred during the year related to the relocation and outsourcing of the logistics function.

4. Net interest payable

	52 weeks to 2 February 2002 £m	53 weeks to 3 February 2001 £m
Interest received – bank	**0.1**	0.1
Interest paid – bank	**(0.2)**	(1.7)
Total	**(0.1)**	(1.6)

5. Taxation

	52 weeks to 2 February 2002 £m	53 weeks to 3 February 2001 Restated £m
UK corporation tax on profits at 30.0% (2000/01 – 30.0%)		
Current	**11.7**	11.0
Deferred	**0.2**	-
Adjustment in respect of prior years		
Current	**(0.1)**	-
Writeback of advance corporation tax previously written off	**-**	(3.8
Total	**11.8**	7.2

6. Dividends

	52 weeks to 2 February 2002 £m	53 weeks to 3 February 2001 £m
Interim ordinary dividend paid – 2.3p (2000/01 – 2.0p)	**3.5**	3.1
Final ordinary dividend proposed – 4.7p (2000/01 – 4.0p)	**7.2**	6.1
Total	**10.7**	9.2

Subject to the approval of the shareholders, a final net dividend of 4.7 pence (2000/01 – 4.0 pence) per share will be paid on 31 May 2002 to shareholders on the register at close of business on 17 May 2002. The relevant ex-dividend date is 15 May 2002.

7. Earnings per share

The basic earnings per share has been calculated using 153,108,881 (2000/01 – 152,745,523) shares, being the weighted average number of shares in issue over the year, and the profit after taxation.

The fully diluted earnings per share has been calculated using an additional 430,288 (2000/01 – 927,209) shares available under the Sharesave Scheme and the Unapproved Sharesave Scheme.

The adjusted basic earnings per share figure has been calculated by excluding the impact of the exceptional items.

8. Cash flow

	52 weeks to 2 February 2002 £m	53 weeks to 3 February 2001 £m
Reconciliation of trading profit		
to net cash flow from operating activities		
Trading profit	**39.7**	40.2
Adjustment to reflect non-cash items		
Depreciation	**18.6**	18.5
Other	**(0.9)**	(0.2)
(Increase)/decrease in stocks	**(1.8)**	2.2
(Increase)/decrease in debtors	**(1.1)**	1.3
Increase in creditors	**3.9**	1.6
Net cash inflow from operating activities	**58.4**	63.6

9. Other Information

This report contains certain forward-looking statements with respect to the financial condition, results of operations, and businesses of Selfridges plc. These statements and forecasts involve risk and uncertainty because they relate to events, and depend upon circumstances, that will occur in the future. There are a number offactors which could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions and the current regulatory environment. Nothing in this announcement should be construed as a profit forecast.

10. Annual Report and AGM

The Annual Report will be posted to shareholders and copies will be available from the Company's Registrar – Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (Telephone 0870 600 3970) and from the Company Secretary at the Company's registered office, 400 Oxford Street, London W1A 1AB from 10 April 2002.

The Annual General Meeting will be held at the Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on 16 May 2002.

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Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructio announcement details are reproduced below for your information:

Company Name	Selfridges PLC
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Alan Camplin-Smith
Contact Telephone No	020 7318 3018

The RNS number for the announcement is 4988T.

Announcement 4988T will now appear in your Status List.

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Announcement Details

Company	Headline	Embargo	Last Upda
Selfridges PLC	Director Shareholding		09:38 25 Mar

Full Announcement Text

Directors' Shareholding

Selfridges announces that on 21st March 2002 Vittorio Radice, Chief Executive and Peter W Director were each awarded 157 ordinary shares in the Selfridges plc 2001 All Employee Sh Plan. The ordinary shares are held in trust by Hill Samuel ESOP Trustees Limited and will not under normal circumstances to the beneficial holder until 21st March 2005.

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